UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ENCONTRO
BRADESCO
APIMEC
2010

Encontro Bradesco APIMEC 2010

apimecsp

Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais

Membro da Association of Certified International Investment Analysts - ACIIA

Bradesco

Macroeconomic Outlook

	BRADESCO			MARKET CONSENSUS **	
	2009	2010*	2011*	2010	2011
GDP	-0.2%	7.0%	4.5%	6.46%	4.45%
Interest Rate (year-end Selic)	8.75%	11.75%	13.00%	11.99%	11.67%
Inflation (CPI)	4.31%	6.00%	4.70%	5.66%	4.91%
Fx Rate (year-end R$/US$)	1.74	1.80	1.90	1.82	1.87

* As of 05/24/2010

** Focus Forecast: As of 05/24/2010

GDP



%
Average of previous 20 years: 2.7%
Average of 8 years: 4.4%
5.4
7.8
7.5
3.5
-0.1
3.2
-4.3
1.0
-0.5
4.7
5.3
4.4
2.1
3.4
0.0
0.3
4.3
1.3
2.7
1.1
5.7
3.2
4.0
6.1
5.1
-0.2
7.0
4.5
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

As of 05/24/2010
Source: IBGE
Prepared by / (*) Projections: Bradesco - DEPEC

CPI (IPCA)


%
12.53
9.30
7.60
5.69
3.14
4.46
5.90
4.31
6.00
4.70
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

As of 05/24/2010
Source: IBGE
Prepared by / (*) Projections: Bradesco - DEPEC

Nominal Interest Rates



%
13.75
13.00
12.75
12.25
11.75
11.25
11.25
10.25
9.25
8.75
8.75
9.50
10.25
11.00
11.75
12.25
12.75
13.00
13.00
Jan/08
Feb/08
Mar/08
Apr/08
May/08
Jun/08
Jul/08
Aug/08
Sep/08
Oct/08
Nov/08
Dec/08
Jan/09
Feb/09
Mar/09
Apr/09
May/09
Jun/09
Jul/09
Aug/09
Sep/09
Oct/09
Nov/09
Dec/09
Jan/10
Feb/10
Mar/10
Apr/10
May/10
Jun/10.
Jul/10.
Aug/10.
Sep/10.
Oct/10.
Nov/10.
Dec/10.
Jan/11.
Feb/11.
Mar/11.
Apr/11.
May/11.
Jun/11.
Jul/11.
Aug/11.
Sep/11.
Oct/11.
Nov/11.
Dec/11.

As of: 05/24/2010
Source: Central Bank of Brazil
Prepared by/ (*) Projections: Bradesco - DEPEC

Unemployment Rate [1]



%
13.17
11.82
Linear Trend
11.01
10.74
11.24
9.26
9.68
8.53
8.06
Unseasoned
Unemployment Rate
7.38
7.01
Jun02
Sep02
Dec02
Mar03
Jun03
Sep03
Dec03
Mar04
Jun04
Sep04
Dec04
Mar05
Jun05
Sep05
Dec05
Mar06
Jun06
Sep06
Dec06
Mar07
Jun07
Sep07
Dec07
Mar08
Jun08
Sep08
Dec08
Mar09
Jun09
Sep09
Dec09
Mar10

(1) Monthly Average
Source: IBGE (PME)
Prepared by: Bradesco - DEPEC

Real Wages Bill



%
1.50
4.52
5.57
4.91
7.48
3.99
6.75
4.17
2004
2005
2006
2007
2008
2009
2010*
2011*

As of 05/24/2010
Source: IBGE
Prepared by / (*) Projections: Bradesco - DEPEC

Poverty Ratio [1]


%
35.16
28.79
28.99
27.18
28.38
26.72
28.17
25.38
22.77
19.31
18.26
16.02
15.54
14.69
1992
1932
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009*
2010*

Source: CPS/IBRE/FGV

(1) Per capita monthly income less than R$ 137 (based on prices of Grande São Paulo or R$ 145 per month based on national average prices weighted by the population of each federal state.)

Average figures estimated for 1994 and 2000. PNDA surveys have not been done in these years. (*)CPS/FGV's projection from PME/IBGE's microdata.

Social Mobility Opens Immense Perspectives to Brazil


Social breakdown in January 2004
Upper middle income class (B); 4.03%
High income class (A); 3.41%
Low income class (E); 35.40%
Middle income class (C); 38.73%
Lower middle income Class (D); 18.43%


Social breakdown in March2010
Upper middle income class (B); 5.61%
High income class (A); 4.83%
Low income class (E); 17.96%
Lower middle income Class (D); 20.58%
Middle income class (C); 51.02%

Loan/Brazil 's GDP Ratio


%
24.6
25.7
28.3
30.9
35.2
40.8
45.0
49.4
52.4
2003
2004
2005
2006
2007
2008
2009
2010*
2011*

As of 05/24/2010

Source: Central Bank of Brazil

Prepared by / (*) Projections: Bradesco - DEPEC

Loan/World's GDP Ratio


%
Latin America
33.2
45.0
69.2
Emerging countries
Europe
45.0
Emerging countries
Asia
110.4
Developed Economies
136.8
Argentina
Ecuador
Colombia
Mexico
Brazil
Chile
Turkey
Russia
Romania
Slovak Rep.
Poland
Czech Republic
Hungary
Bulgaria
South Africa
India
Thailand
Malaysia
China
Korea
Italy
Japan
Germany
France
Sweden
Australia
Canada
New Zealand
Portugal
United Kingdom
Spain
USA

As of: Brazil - Dec/09; Argentina - Feb/08; Malaysia - Dec/08; Ecuador, Colombia, India, Korea – Dec/07;Thailand – Sep/07; China – Jun/07; Others Countries – Mar/08;

Source: Central Bank of Brazil, Ecowin

Global Banking Leverage Credit / Tier I – Developed Countries x Brazil


35.9
22.7
20.2
18.0
15.9
13.7
12.0
11.7
9.9
9.7
9.4
8.4
4.9
Germany
Ireland
Denmark
Belgium
Japan
Austria
United Kingdom
Netherlands
Italy
France
Switzerland
United States
Brazil

As of Dec08
Source: Bloomberg
Prepared by Bradesco - DEPEC

Insurance Market in the World

Premiums US$ Bi	Country	GDP%	GDP in US$ Trillion
1,241	USA	8.7	1st
473	Japan	9.8	2nd
450	England	15.7	6th
273	France	9.2	5th
243	Germany	6.6	4th
141	China	3.3	3rd
140	Italy	5.9	7th
113	Netherlands	12.9	15th
105	Canada	7.0	11th
97	South Korea	11.8	16th
47	Brazil	3.0	10th

Top 10

17th Position

0 2 4 6 12 14

Up to 2008

Bradesco's Strategy


Operational Efficiency
Presence
All Social Classes
Banking + Insurance

Presence in Brazil

	1Q10
Branches + PABs	4,655
Mini Branches	3,015
Banco Postal	6,110
Bradesco Expresso	21,501
Branches/Subsidiaries Abroad	11
ATM Outplaced Terminals	3,664
Distribution Network	38,956
ATM Network	38,772


Bradesco Expresso
Branches
Banco Postal

- Client base 57.1 million

- Present in 5,564 Brazilian municipalities

- 136 million credit, debit and private-label cards
- 1st Brazilian card brand: ELO

- 225 million transactions/day

- 85,893 employees
- Brazil's 2nd Largest Employer

- Total Assets: R$ 532.6 billion
- Funding and AUM: R$ 739.9 billion
- Shareholders' Equity: R$ 43.1 billion

Bradesco Insurance Group

Leadership in Latin America



Bradesco
Seguros e Previdência
IRB-Brasil Re
FLEURY
Bradesco
Bradesco
Bradesco
europ assistance
Bradesco
OdontoPrev
BSP

R$ Million	Mar 10	Dec 09
Financial Assets	86,928	83,733
Technical Provisions	77,685	75,572
Market Share	25.4%*	24.4%



Insur. holders
34 million
Indemnifications
R$17.7 billion
Microinsurance and
Low Income Insurance
15 million
Med. appointments/
Exams and hosp. stays
46 million
Dental
Procedures
5.1 million

* Source: Susep/ ANS for Feb/10.

Segmentation



Individuals
Companies
Minimum investment of R$ 2 million
PRIVATE BANK
CORPORATE
Annual revenue over R$ 350 million
Monthly income starting at R$6,000 or Investment starting at R$70,000
PRIME
EMPRESAS
Annual revenue from R$30 million to R$ 350 million
Monthly income from R$ 2,000 to R$ 5,999.99 or Investment starting at R$ 25,000
Special Client
Small Business
VAREJO
VAREJO
Annual revenue up to R$30 million
Monthly income up to R$ 1,999.99
Individuals
Banco Postal and Bradesco Expresso

A Bank with "open doors"




Empresas


BBI




Corporate


O BANCO QUE CHEGA AONDE
NENHUM OUTRO CHEGOU
CORREIOS


Private


Prime

Service Network



Retail Branches

3,090 Branches in regions with excellent market potential



PABs and PAEs

2,764 outlets located on-site at **companies,** with Bank employees and ATMs



Convenience Branches

128 units installed in major supermarket chains with unique layouts



Mall Branches

72 Branches dedicated to serving mall visitors and store owners



Advanced Service Branches

1,451 PAAs located in cities without traditional Branches

The Retail Segment, with its various Branch models, serves over 19 million customers, offering a broad product portfolio and services tailored to each profile, whether they be Individual or Corporate clients

Bradesco Expresso

Bradesco has been expanding its presence in Correspondent Banks through its **Bradesco Expresso** network, forming partnerships with supermarkets, drugstores, department stores and other retail chains


Happy Paper



Banco Postal Operation

BANCO POSTAL
CORREIOS Bradesco

Brand through which Bradesco offers its products and services in partnership with Brazil's postal service (Empresa Brasileira de Correios e Telégrafos – ECT)




O BANCO QUE CHEGA AONDE NENHUM OUTRO CHEGOU
CORREIOS

Floating Branches

Advanced Service Station (PAA) installed on riverboat traveling the Solimões River in the Amazon Region, taking bank inclusion to cities along the river.

Units offers a series of banking services (open accounts, withdrawals, deposits, transfers, etc.)

The riverboat travels 1,600 km route in 7 days, connecting the cities of Manaus and Tabatinga.


VOYAGER III


Agência flutuante
Trecho percorrido pelo Voyager III
RR
AM
Santo Antônio do Içá
Fonte Boa
Manaus
Tonantins
Jutaí
Rio Solimões
Amaturá
São Paulo de Olivença
Tabatinga

Bradesco Prime – Service Structure

Specialized relationship management for individuals with incomes starting at R$6 thousand or investments superior to R$70 thousand.



As of Mar10

260

Branches in the main capitals and cities of the country

Bradesco Private Bank – Service Structure

Specialized in managing the relationship with individuals with net availabilities starting from R$2 million


Fortaleza
Recife
Salvador
Brasília
Belo Horizonte
Rio de Janeiro
São Paulo
Blumenau
Curitiba
Porto Alegre

As of Mar10

Presence in 10 Brazilian States

Mid-sized and Large Companies - Service Structure


RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
PI
AC
RO
TO
BA
MT
DF
GO
MG
ES
MS
SP
RJ
PR
SC
RS

NORTHERN/NORTHEASTERN REGIONS:
7 Bradesco Empresas
2 Bradesco Corporate

MIDWESTERN REGION:
4 Bradesco Empresas
1 Bradesco Corporate

SOUTHEASTERN REGION:
41 Bradesco Empresas
5 Bradesco Corporate

SOUTHERN REGION:
16 Bradesco Empresas
3 Bradesco Corporate

As of Mar10

Client Base Opportunities

Bradesco

21.2 million
Checking Accounts

57.1 million
Clients

Target for Checking Accounts 2010: +2.0 million

Base: March 2010

ATM
30,831

Accounts
57.4 million

Points of Presence
48,737

Active Quotes of Consortium
561 thousand

Net Empresa
700 thousand companies

Online Banking
5.7 million transaction/day

Bradesco Celular
1.4 million clients

Biometric
1.6 million clients

Billing Tickets
6.3 million/day

Loans Operations
17.8 million

Insured Clients
21.2 million

iT
225 million transactions/day

ATM
5.7 million transaction/day

Fone Fácil
1.3 million transaction/day

Branches
3,455

Credit and Debit Cards
135.6 million

Certificated Savings
16 million

Processed Checks
2.2 million/day

Online Banking
11.3 million banking/users

EPS [1], Efficiency and Net Income


42.9%
42.6%
43.0%
43.3%
42.5%
41.5%
40.9%
40.5%
41.2%
2.19
2.25
2.27
2.25
2.27
2.27
2.24
2.22
2.27
R$ Million
1,907
2,002
1,910
1,806
1,956
1,996
1,795
1,839
2,147
1Q08
2Q
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Adjusted Net Income
Earnings per Share (R$)
Efficiency Ratio
Accumulated over 12 Months

(1) For EPS comparison purposes, shares were adjusted in line with stock bonuses and splits.

Net Income Breakdown

1Q09



Fees
27%
Insurance
33%
Banking
67%
Loans
18%
Funding
7%
Securities
15%

R$ 1,956 million

+9.8%

1Q10



Fees
25%
Insurance
33%
Banking
67%
Funding
5%
Loans
29%
Securities
8%

R$ 2,147 million

NII – Interest/Non-Interest


R$ Million
5,177
5,144
5,492
5,586
5,959
5,674
5,924
7,115
7,560
7,587
7,492
7,689
480
311
275
39
327
(141)
(20)
693
789
696
348
283
4,697
4,833
5,217
5,547
5,632
5,815
5,944
6,422
6,771
6,891
7,144
7,406
2Q07
3Q
4Q
1Q08
2Q
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Interest
Non Interest

Core NIM & NII



R$ Million
12.0%
11.3%
12.1%
12.7%
14.5%
14.4%
13.8%
13.8%
12.3%
11.3%
11.3%
10.8%
11.2%
12.2%
11.3%
9.3%
9.7%
10.5%
10.9%
9.8%
9.2%
8.8%
8.8%
8.8%
8.4%
8.3%
8.4%
8.4%
8.0%
7.6%
7.0%
7.0%
7.3%
7.6%
7.8%
7.8%
4,697
4,833
5,217
5,547
5,632
5,815
5,944
6,422
6,771
6,891
7,144
7,406
2Q07
3Q
4Q
1Q08
2Q
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Adjusted NII
Average Interest Rate = (NII /Total Assets - Repos - Permanent Assets) annualized
Selic (12 months)
Pré BM&F Rate (1 year)

Credit NII


R$ Million
3,969
4,081
4,256
4,576
4,979
5,150
5,373
5,630
1,752
1,671
1,888
2,762
3,118
2,908
2,695
2,188
2,217
2,410
2,368
1,814
1,861
2,242
2,678
3,442
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Net Margin
PLL (*)
Gross Margin

(*) Including loan discounts, credit recovery, earnings from properties sold, etc

Fee Income

R$ Million

	1Q10	4Q09	1Q09	Variation % Q-o-Q	Variation % Y-o-Y
Cards	972	953	834	2.0	16.5
Checking Accounts	542	543	487	(0.2)	11.3
Loan Operations	390	405	366	(3.7)	6.6
Asset Management	429	430	369	(0.2)	16.3
Collection	257	259	236	(0.8)	8.9
Tax Payments	69	66	63	4.5	9.5
Consortium	97	95	80	2.1	21.3
Custody / Brokerage	114	116	89	(1.7)	28.1
Technical Analysis Underwriting	75	105	22	(28.6)	240.9
Others	179	153	177	17.0	1.1
TOTAL	**3,124**	**3,125**	**2,723**	**-**	**14.7**

Operating Expenses

R$ Million	1Q10	4Q09	1Q09	Variation % Q-o-Q	Variation % Y-o-Y
- Structural	1,735	1,725	1,588	0.6	9.3
- Non Structural	385	356	264	8.1	45.8
Personnel	**2,120**	**2,081**	**1,852**	**1.9**	**14.5**
Administrative	**2,647**	**2,746**	**2,155**	**(3.6)**	**22.8**
Total	**4,767**	**4,827**	**4,007**	**(1.2)**	**19.0**
Op. Expenses [1]/Total Assets	**3.4%**	**3.4%**	**3.3%**	**-**	**0.1 p.p**
# Employees	**85,893**	**85,548**	**86,650**	**0.4**	**(0.9)**

[1] Accumulated over 12 months.

Total Assets and Shareholders' Equity

R$ Million


Total Assets
1.7%
1.6%
1.7%
482,141
506,223
532,626
Mar09
Dec09
Mar10
Total Assets
ROAA (1)


Shareholders' Equity
24.1%
20.3%
22.2%
35,306
41,754
43,087
Mar09
Dec09
Mar10
Shareholders' Equity
ROAE (1) (2)

Basel Ratio - BIS II %

	Mar09	Dec09	Mar10
Tier I	13.2	14.8	14.3
Tier II	2.9	3.1	2.6
Deductions	(0.1)	(0.1)	(0.1)
BIS	**16.0**	**17.8**	**16.8** [3]

(1) Accumulated, Adjusted Net Income over the Period;
(2) Excluding assets valuation adjustments recorded in the Shareholders' Equity;
(3) Excluding the advanced redemption of perpetual subordinated debt in the amount of US$ 300 million, in Tier II, the ratio would be 16.6%. And if we also exclude the addition of surplus allowance for loan losses from the capital base, it would come to 15.7%.

Total Loan Portfolio

R$ Million	Mar10	Dec09	Mar09	Variation % Q-o-Q	Variation % Y-o-Y
Large Corporate	81,437	80,906	80,074	0.7	1.7
SMEs	67,789	65,086	59,225	4.2	14.5
Individuals	86,012	82,086	73,694	4.8	16.7
Total (1)	**235,238**	**228,078**	**212,993**	**3.1**	**10.4**

(1) Including Sureties and Guarantees, anticipation of credit card receivables loan assignments (FDIC and CRI).

Delinquency Ratio > 90 days [(1)]


%
5.2
5.6
5.9
5.8
5.8
5.8
5.8
5.8
6.2
6.1
6.1
7.1
7.5
7.6
7.4
6.7
3.4
3.5
3.6
3.7
3.6
3.6
3.4
3.3
3.4
3.4
3.4
4.2
4.6
5.1
4.9
4.4
3.3
3.5
3.5
3,6
3.4
3.1
2.6
2.6
2.3
2.4
2.7
3.6
4.5
5.0
4.8
4.4
0.5
0.2
0.1
0.1
0.2
0.2
0.4
0.3
0.3
0.3
0.5
0.8
0.5
0.9
0.9
0.6
Jun06
Sep
Dec
Mar07
Jun
Sep
Dec
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
Individuals
Large Corporate
SMEs
Total

(1) See the Report on Economic and Financial Analysis.

Delinquency Ratio 61 to 90 days



%
1.2 1.1 1.2 1.1 1.1 1.3 1.7 1.5 1.6 1.5 1.7 1.5 1.6 1.4 1.5 1.4 1.4 1.5 1.3 1.4 1.4 1.3
0.7 0.7 0.7 0.7 0.7 0.8 0.9 0.9 1.0 1.0 1.1 1.0 1.0 1.0 1.1 1.0 1.0 1.0 0.9 0.9 0.9 0.9
0.4 0.3 0.4 0.4 0.3 0.4 0.4 0.5 0.7 0.7 0.7 0.6 0.7 0.6 0.8 0.7 0.6 0.6 0.5 0.6 0.5 0.5
Jun08 Jul Ago Sep Oct Nov Dec Jan Feb Mar09 Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar10
Corporate
Individuals
Total

Provisioning Ratios



%
6.2
6.1
5.7
5.6
5.6
5.5
5.7
6.3
7.7
8.3
8.5
8.0
5.2
5.2
4.9
4.8
4.8
4.8
4.8
5.4
6.1
6.6
7.0
6.5
4.4
4.3
4.0
4.0
4.2
4.2
4.4
4.9
5.4
5.8
5.8
5.2
4.2
4.1
3.8
3.8
3.8
3.8
3.9
4.7
5.1
5.5
5.5
4.9
3.4
3.3
2.9
3.1
3.3
3.3
3.5
3.8
4.4
4.8
4.8
4.2
R$ 3.0 bi
R$ 5.5 bi
R$ 7.5 bi
Jun07
Sep
Dec
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
PLL
Minimum Required PLL
E-H Past Dues/Loan Portfolio
12-Month Write Offs
12- Months Write Offs (Gross)

Coverage Ratio – Non Performing Loans



%
165.9
136.6
163.6
135.7
165.6
130.7
152.4
122.3
169.1
137.9
166.5
139.4
174.6
148.6
180.8
151.3
2Q08
3Q
4Q
1Q09
2Q
3Q
4Q
1Q10
Over 90 days (1)
Over 60 days (2)

(1) Provision for Loan Losses (Outstanding Balance)/ Loan Operations past due by more than 90 days
(2) Provision for Loan Losses (Outstanding Balance)/ Loan Operations past due by more than 60 days

Written Premiums, Pension Plans´ Contributions and Savings Bonds Income

R$ Million	1Q10	4Q09	1Q09	Variation % Q-o-Q	Variation % Y-o-Y
Life and Pension Plans	3,910	4,933	2,822	(20.7)	38.6
Health (*)	1,705	1,622	1,419	5.1	20.2
Auto and P&C	935	855	718	9.4	30.2
Savings Bonds	526	575	413	(8.5)	27.4
Others Lines	120	55	142	118.2	(15.5)
Total	**7,196**	**8,040**	**5,514**	**(10.5)**	**30.5**
Shareholders´ Equity	**10,561**	**11,127**	**9,384**	**(5.1)**	**12.5**
Adjusted Net Income	**703**	**602**	**650**	**16.8**	**8.2**
ROAE	**27.9%**	**26.3%**	**31.8%**		

(*) For management purposes, we consider total revenues. As of January 2010, as required by RN 206/09 (ANS) revenues from premiums started to be accounted for "*pro-rata temporis*" (results), and PPNG (Unearned Premiums Provision) was no longer accounted for. This change in accounting did not affect premiums earned. The change in the amount of Premiums written booked was of R$345 million.

Guidance 2010

	2010
Loan Portfolio (1)	21 to 25%
Individuals (1)	16 to 20%
Corporates (1)	25 to 29%
SMEs	28 to 32%
Large Corporate	22 to 26%
Products	
Vehicles	10 to 14%
Cards	9 to 13%
Mortgages (origination)	R$ 6.5 bn
Payroll-Deductible Loans	32 to 36%
Net Interest Income (2)	14 to 18%
Fee Income	7 to 11%
Operating Expenses (3)	9 to 13%
Insurance Premiums	16 to 20%

(1) Not considering cards, sureties, guarantees, FIDC and CRI; (2) Guidance for Adjusted NII in the current criterion; (3) Personnel and Administrative Expenses

Share Appreciation

In R$ *



298%
259%
169%
2005
2006
2007
2008
2009
1T10

	2005	2006	2007	2008	2009	1T10	Accumulated
Bradesco Common	133%	34%	25%	-38%	55%	-4%	259%
Bradesco Preferred	118%	33%	33%	-37%	66%	-1%	298%
Ibovespa	28%	33%	44%	-41%	83%	3%	169%

*Adjusted by distributed dividends

Source: Economática

Market Capitalization


R$ Million
+56%
64,733
84,801
109,463
65,354
103,192
100,885
2005
2006
2007
2008
2009
1Q10

P/BV Multiple

2005	2006	2007	2008	2009	1Q10
3.3x	3.4x	3.6x	1.9x	2.5x	2.3x

Dividends

R$ Million



Over R$ 13 billion in dividends distributed in the period
31.5%
31.5%
31.5%
33.1%
31.5%
31.2%
1,881
2,160
2,823
2,692
2,718
746
2005
2006
2007
2008
2009
1Q10
Dividends
Accumulated Net Pay Out - 12 months

Banco do Planeta

Bradesco Sustainability Strategy

Bradesco's initiatives are distributed among three main areas:

Banco do Planeta

- **Sustainable Finance**
- **Responsible Management**
- **Socio-environmental Investments**

Bradesco's Sustainability Strategy

Sustainable Finance | Responsible Management | Socio-environmental Investments

- The Equator Principles
- Banking Inclusion
  - Banco Postal
  - Bradesco Expresso
  - Acessibility
- Socio-environmental Products
  - Socio-environmental credit lines
  - Affinity Cards
  - Savings Bonds
  - Socially Responsible Investments
  - Low Income Insurance
  - BNDES

Banco do Planeta

Bradesco's Sustainability Strategy

Sustainable Finance	**Responsible Managment**	Socio-environmental Investments

- Committees and Policies
- Management of Suppliers
- Sustainability Report
- Volunteer Programs
- Global Compact
- Millenium Objectives
- Ecoefficiency
- Ombudsman Department
- CDP (Carbon Disclosure Project)
- People Management
  - Education / training
  - Diversity
  - SA8000
  - OHSAS 18001

Banco do Planeta

Bradesco's Sustainability Strategy

Sustainable Finance | Responsible Management | **Socio-environmental Investments**

- Private Social Investments
  - Fundação Bradesco
  - Bradesco Esportes e Educação
  - Educa+Ação
  - Fundação Amazonas Sustentável (FAS)
  - Fundação SOS Mata Atlântica
  - Instituto Ayrton Senna
  - IBCC
- Donations
- Sponsorships

ENCONTRO
BRADESCO
APIMEC
2010

Encontro Bradesco APIMEC 2010

apimecsp

Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais

Membro da Association of Certified International Investment Analysts - ACIIA

Bradesco